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FRANKFURT: AORLB8; OTCBB: ADENF

ADIRA ENERGY LTD. ANNOUNCES CLOSING OF PREVIOUSLY ANNOUNCED EQUITY FINANCING

Toronto, Ontario, November 23, 2010 / CNW ADIRA ENERGY LTD. (OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira”) is pleased to announce the closing of its previously announced financing (see October 29, 2010, August 6, 2010 press releases) (the “Offering”) for the maximum offering. The Offering was previously announced at a minimum of US$4,000,000 and a maximum of US$10,000,000 but due to oversubscriptions the maximum offering size was increased to US$11,000,000. A total of 27,500,000 subscription receipts were issued.

The brokered offering was completed by DS Apex Mergers & Acquisitions Ltd. (Israel) (“DS Apex”) pursuant to an agency agreement among the Company, DS Apex and one of the Company’s wholly-owned subsidiaries. PowerOne Capital Markets Limited acted as a finder for the Company with respect to certain subscribers to the non-brokered placement.

The gross proceeds from the sale of the Subscription Receipts will be held in escrow pending satisfaction of the TSX Venture Exchange’s listing conditions, as set out in its conditional approval letter.

Upon satisfaction of certain conditions as set out the subscription agreements (the “Automatic Exercise Conditions”) each Subscription Receipt will be automatically converted into one common share and one half of one common share purchase warrant without any further action by the holders thereof, including payment of additional consideration. If the Automatic Exercise Conditions are not satisfied the Subscription Receipts may be exercised at the election of the holder or repurchased by Adira at a redemption price per Subscription Receipt equal to the issue price of US$0.40.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses, collectively covering an aggregate total of approximately 350,000 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashqelon and Bat-Yam. In addition the company has an agreement to farm in to 70% of the Notera license adjacent to the company’s Eitan license.

For more information contact:

Adira Energy Ltd.
Canada	Israel
Alan Friedman	Ilan Diamond
Exec. VP, Corp. Development	Chief Executive Officer
contact@adiraenergy.com	ilan@adiraenergy.com
+1 416 250 1955	+ 972 50 991 8555

Forward-Looking Statement Disclaimer
This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.